Exhibit 4.6

TELECOM ITALIA S.p.A.

Plan for the merger by incorporation of

Telecom Italia Mobile S.p.A.

into

Telecom Italia S.p.A.

Report by Mazars & Guérard

relating to the exchange ratio of shares pursuant to

Article 2501-sexies of the Italian Civil Code

The Telecom Italia securities referred to herein that will be issued in connection with the merger described herein have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Telecom Italia securities are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

The merger described herein relates to the securities of two foreign (non-U.S.) companies. The merger in which TIM ordinary shares and savings shares will be converted into Telecom Italia shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Telecom Italia and TIM are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia may purchase securities of TIM otherwise than under the merger, such as in open market or privately negotiated purchases. Disclosure of such purchases will be made in accordance with, and to the extent required by, Telecom Italia’s disclosure obligations under Italian law.

TELECOM ITALIA S.p.A.

PLAN FOR THE MERGER BY INCORPORATION

OF TELECOM ITALIA MOBILE S.P.A.

INTO TELECOM ITALIA S.P.A.

AUDITORS’ REPORT RELATING TO THE EXCHANGE RATIO

OF SHARES PURSUANT TO ARTICLE 2501-SEXIES OF THE ITALIAN CIVIL CODE (*)

THIS IS AN ENGLISH TRANSLATION OF THE ORIGINAL ITALIAN DOCUMENT

(*) With respect to the CONSOB Communication N. 73063 of October 5, 2000 the above mentioned report, whose translation is attached, does not express an opinion on the fairness of the transaction, the value of the security, or the adequacy of consideration to shareholders, and therefore the issuance of this report would not impair the independence of Mazars & Guérard SpA under the U.S. independence requirements

PLAN FOR THE MERGER BY INCORPORATION

OF TELECOM ITALIA MOBILE S.P.A.

INTO TELECOM ITALIA S.P.A.

AUDITORS’ REPORT RELATING TO THE EXCHANGE RATIO OF SHARES

PURSUANT TO ARTICLE 2501-SEXIES OF THE ITALIAN CIVIL CODE (1)

To the Shareholders of

TELECOM ITALIA S.p.A.

1. Objective, subject and scope of the engagement

We have been requested by Telecom Italia S.p.A., as appointed by the Milan Court on January 18, 2005, to issue a report on the exchange ratio of shares of Telecom Italia S.p.A. (hereinafter “Telecom Italia” or the “absorbing company”) and Telecom Italia Mobile S.p.A. (hereinafter “TIM” or the “company to be absorbed” and, together with Telecom Italia, the “Companies”), in accordance with Article 2501-sexies of the Italian Civil Code. For this purpose, we have been provided by Telecom Italia with the plan for the merger, accompanied by the Directors’ Report, which identifies, explains and justifies, pursuant to Article 2501-quinquies of the Italian Civil Code, the exchange ratio, as well as the Balance Sheet as of September 30, 2004 provided by Article 2501-quater of the Italian Civil Code.

(1) With respect to CONSOB Communication No. 73063 of October 5, 2000 the above mentioned report, whose translation is attached, does not express an opinion on the fairness of the transaction, the value of the security, or the adequacy of consideration to shareholders, and therefore the issuance of this report would not impair the independence of Mazars & Guérard SpA under U.S. independence requirements.

CORSO DI PORTA VIGENTINA, 35 - 20122 MILANO - TEL: 02 58 20 10 - FAX: 02 58 20 14 03 - www.mazars.it

MAZARS & GUERARD SPA - CAPITALE SOCIALE € 1.796.600 INT. VERS. - SEDE LEGALE: C.SO DI PORTA VIGENTINA, 35 - 20122 MILANO – REG. IMPRESE DI MILANO N. 196093 - REA N. 1059307

COD. FISC. N. 01507630489 - PART. IVA 05902570158 - AUTORIZZATA AI SENSI DI LEGGE 23/11/1939 N.1966 - ISCRITTA NELL’ALBO SPECIALE DELLE SOCIETA DI REVISIONE CON DELIBERA CONSOB No 10829

UFFICI IN ITALIA: BOLOGNA - MILANO - NAPOLI - PADOVA - PALERMO - ROMA - TORINO

The proposed merger plan will be subject to approval at the Extraordinary General Meeting of the ordinary shareholders of Telecom Italia to be held on April 5, 2005, first call, or on April 6, 2005, second call, or on April 7, 2005, third call.

Similarly, the ordinary shareholders of TIM will be required to approve the merger plan at the Extraordinary General Meeting to be held on April 5, 2003, first call, or on April 6, second call if required, as will the savings shareholders of TIM on April 6, 7 or 8, 2005 at first, second or third call, pursuant to Article 146, paragraph 1, letter b) of the Finance Consolidation Act (TUF).

Reconta Ernst & Young S.p.A. was appointed by the President of the Turin Court on December 28, 2004 to issue a similar report on the exchange ratio.

In order to provide the shareholders with adequate information regarding the exchange ratio, this report illustrates the methods adopted by the Directors in determining the exchange ratio and the difficulties encountered by them; in addition, this report also includes our assessment whether, under the circumstances, such methods are reasonable and not arbitrary, whether the Directors have considered the respective importance of such methods and whether the methods have been correctly applied.

In our examination of the valuation methods adopted by the Directors, also based on indications from their Advisors, we have not carried out any valuation of the Companies taking part into the merger. The valuation was carried out solely by the Directors and the Advisors appointed by them.

2. Summary of the transaction

The Boards of Directors of Telecom Italia and TIM, in their meetings on December 7, 2004, developed a plan to reorganize the Telecom Italia Group (hereafter “the Plan”), which satisfies “a series of industrial needs arising from the progressive integration of the platforms that govern the fixed and mobile communications activities” and which “aims to benefit the Group by simplifying the ownership structure and optimizing the capital and financial structure of the company that will result from the merger”.

As indicated in the report of the Board of Directors of Telecom Italia, the proposed transaction provides for the merger of TIM into Telecom Italia, pursuant to Articles 2501 and seq. of the Italian Civil Code.

On January 23, 2005, the Boards of Directors of Telecom Italia and TIM approved the plan for the merger of TIM into Telecom Italia, confirming the exchange ratio preliminarily indicated by the Board of Directors on December 7, 2004.

The merger will be effected on the basis of the balance sheets of Telecom Italia and TIM as of September 30, 2004, adopted by the Companies’ Boards of Directors as the balance sheets required by Article 2501-quater of the Italian Civil Code.

As a result of the merger, Article 5 of the absorbing company’s by-laws, relating to share capital, will be amended to take account of the shares issued to service the exchange ratios and the stock option plans approved by the company to be absorbed.

Within the context of the Plan, the Boards of Directors of the “Companies” that met on December 7, 2004 approved and communicated to the public the guidelines of the plan to reorganize the group headed up by Telecom Italia, which also includes:

•	a voluntary partial tender offer for the ordinary shares and a voluntary tender offer for all the savings shares issued by TIM (jointly, the “Tender Offer”), as well as

•	the spin-off (“Spin-off”), prior to the merger and before it is completed, of the mobile communications business in Italy, currently operated by TIM, into a company wholly-owned by TIM, called TIM Italia S.p.A. (“TIM Italia” or the “Transferee Company”).

As part of the Plan, Telecom Italia has launched: (i) a voluntary partial tender offer for 2,456,534,241 ordinary shares of TIM, equal, as of December 20, 2004, to 29.12% of TIM’s ordinary share capital and 28.67% of TIM’s total share capital; (ii) a voluntary total tender offer for 132,069,163 savings shares of TIM, equal to 100% of TIM’s savings share capital and 1.54% of TIM’s total share capital (jointly, the “Offer”). The Offer, launched at a price of 5.60 euro for each ordinary and savings share of TIM, depended on reaching  2/3 of the quantity of both categories of shares subject to the Offer.

The Offer commenced on January 3 and ended on January 21, 2005.

At the end of the Tender Offer acceptance period, on January 21, 2005, shareholders had tendered 2,639,154,665 ordinary shares (equal to 31.2% of TIM’s ordinary share capital and approximately 107.4% of the shares subject to the Offer) and 8,463,127 savings shares (equal to approximately 6.4% of TIM’s savings share capital and of the shares subject to the Offer).

Telecom Italia’s Board of Directors has favorably assessed the results of the Offer, especially in view of the fact that acceptances by TIM ordinary shareholders exceeded the number of shares subject to the Offer, confirming the effectiveness of the Offer.

Based on the results of the Tender Offer, the total outlay on the part of Telecom Italia for the TIM shares tendered in acceptance of the Tender Offer comes to around 13.8 billion euro.

The merger will involve cancelling the TIM shares held by Telecom Italia, without receiving any shares in exchange, thereby reducing the amount of equity to be issued in exchange. The holders of TIM ordinary or savings shares, other than Telecom Italia, on the other hand, will be allocated newly issued ordinary or savings shares of Telecom Italia on the basis of the related exchange ratios.

At the time of the exchange, Telecom Italia will allocate to the TIM savings shareholders new savings shares with the same characteristics as those currently issued by TIM.

In light of the different level of preference given to the Telecom Italia savings shares compared with the TIM savings shares, to the shareholders of TIM who do not vote in favor of the Merger in the special meeting of their category will be granted a right of withdrawal pursuant to Article 2437, paragraph 1, letter g) of the Italian Civil Code, as the share exchange will result in a change in their participation rights.

Pursuant to Article 2504 bis, second paragraph of the Italian Civil Code, the effects of the merger will run from the last filing of the merger deed, as required by Article 2504 of the Italian Civil Code, or from such subsequent date provided for by the merger deed.

The transactions of the company to be absorbed, also for income tax purposes, will be recorded in the books of the absorbing company from January 1 of the year in which the merger becomes effective.

The Merger is technically subject to a Government veto in accordance with the Golden Share provision contained in Article 2 of Decree Law 332/1994, ratified by Law 474/1994, and Article 22, paragraph b) of Telecom Italia’s by-laws.

At the end of the meeting of Telecom Italia’s Board of Directors on December 7, 2004, in accordance with Article 22, paragraph b) of the Absorbing Company’s by-laws and Article 2 of Decree Law 332/1994, ratified by Law 474/1994, Telecom Italia notified the Minister for Economy and Finance of the commencement of the plan for the reorganization of the Group. The Minister for Economy and Finance, in agreement with the Minister for Productive Activities, has notified Telecom Italia that, in his opinion, the conditions do not exist for its exercise of the veto right with respect to the adoption of the merger resolution by Telecom Italia’s shareholders’ meeting.

In any case, the Absorbing Company’s ordinary and savings shares are – and after the Merger will continue to be – listed, among others, on the Mercato Telematico Azionario operated by Borsa Italiana S.p.A.

In addition, after the Merger, Telecom Italia’s ordinary and savings shares will continue to be listed on the New York Stock Exchange in the form of ADSs (American Depository Shares, each of which represents 10 ordinary or savings shares). As regards the listing of Telecom Italia’s ordinary shares on the Frankfurt Stock Exchange, in light of the decisions adopted by its Board of Admission, the shares will be delisted by the effective date of the Merger.

3. Documentation utilized

In performing our work, we obtained from Telecom Italia and TIM, such documentation and information as was considered useful in the circumstances. We analyzed such documentation and, in particular:

a)	the plan for the merger and the reports of the Boards of Directors of the two Companies addressed to the respective Extraordinary General Meetings which, on the basis of the Balance Sheet as at September 30, 2004, propose an exchange ratio as follows:

•	1.73 Telecom Italia ordinary shares with a par value of Euro 0.55 each for each TIM ordinary share with a par value of Euro 0.06 each;

•	2.36 Telecom Italia savings shares with a par value of Euro 0.55 each for each TIM savings share with a par value of Euro 0.06 each.

The ratio for the exchange of shares has been determined by the Directors also taking into account the valuation reports of the Advisors indicated in points b), c), d) and e) below. The report of the Board of Directors sets out in detail the valuation criteria adopted, the reasons for their choice, the values resulting from their application and the related comments;

b)	the “Opinion on the fairness of the share exchange ratio used for the merger” prepared by JPMorgan Chase Bank, N.A. (hereafter “JPMorgan”), acting as the Directors’ Lead Advisor; this report, dated December 7, 2004, and prepared at the request of Telecom Italia, sets out the valuation criteria adopted, the reason for which they were chosen and the results of their application;

c)	the appraisal report of the exchange ratio prepared by MCC SpA, acting as the Directors’ Lead Advisor; this report, dated December 7, 2004, and prepared at the request of Telecom Italia, sets out the valuation criteria adopted, the reason for which they were chosen and the results of their application.

d)	the “Fairness Opinion on the Exchange Ratio” issued by Mediobanca – Banca di Credito Finanziario S.p.A. (hereafter “Mediobanca”), acting as the Directors’s Lead Advisor; this report, dated December 7, 2004, and prepared at the request of Telecom Italia, sets out the valuation criteria adopted, the reason for which they were chosen and the results of their application;

e)	the “Fairness Opinion”, dated December 7, 2004, prepared by Goldman Sachs International (hereafter “Goldman Sachs”) on the express request of Telecom Italia’s Internal Control and Corporate Governance Committee (consisting exclusively of independent directors);

f)	confirmations of the Fairness Opinions issued, dated January 23, 2005, by the Advisors mentioned in points b), c), d) and e) above.

g)	the following documentation, used by the Advisors to prepare their appraisal reports and, subsequently used also by us within the scope of our engagement:

•	the statutory and consolidated financial statements of Telecom Italia and TIM and their subsidiaries as of December 31, 2003 accompanied by the related Reports of the Board of Directors, the Reports of the Board of Statutory Auditors and the Independent Auditors’ Reports;

•	the balance sheets of Telecom Italia and of TIM as of September 30, 2004, adopted by the Companies’ Boards of Directors as required by Article 2501-quater of the Italian Civil Code;

•	the preliminary economic and financial forecast “2005-2007 plan – Preliminary 03/12/2004”, being an updated version of the economic and financial plans for the period 2004-2007, approved and communicated to the market in March 2004, as prepared by management, in accordance with the strategic, operational and financial objectives of the Group Telecom Italia.

•	historical market prices and trading volumes of ordinary and savings shares of the “Companies”;

•	publicly available information about companies operating in the same sector;

•	financial research and analyses published by specialist institutes and investment banks;

h)	The following additional documentation has been utilized by us:

•	data and information obtained from the Advisors and used by them for the determination of the exchange ratio;

•	regulations governing Telecom Italia’s convertible bonds;

•	the appraisal reports of the exchange ratio issued on December 7, 2004 by Lazard & Co. S.r.l., Credit Suisse First Boston (Europe) Limited, Merrill Lynch International (Milan Office) and by Studio Casò acting as Professional Advisor to TIM, as well as the related confirmations dated January 22 (Studio Casò) and January 23, 2005;

•	by-laws of the companies taking part in the merger;

•	the reports of the independent auditors Reconta Ernst & Young S.p.A. relating to their limited audit of the Companies’s half-year reports as of June 30, 2004;

•	review of the main conclusions reached by the independent auditors Reconta Ernst & Young SpA and discussions with them on the Companies’ 2003 financial statements, 2004 half-year report and discussions with them on the audit currently underway on the 2004 financial statements;

•	draft of the 2004 financial statements of the Companies approved by the boards on February 24, 2005;

•	accounting elements and other information as deemed necessary for this report.

We have also obtained a representation letter stating that, to Telecom Italia management’s best knowledge, no significant changes in the data and information considered in our analyses have taken place in the meantime. A similar representation letter has been obtained by Reconta Ernst & Young S.p.A. from TIM management.

4. Valuation methods adopted by the Boards of Directors for the determination of the exchange ratio

The Directors, also supported by their Advisors, considering the importance and complexity of the merger transaction, deemed it appropriate to identify the valuation methods which, in addition to be in accordance with current best practice, would enable the two companies to be valued on a homogeneous basis.

4.1. Selection of the methods and valuation criteria

The Board of Directors of Telecom Italia determined the exchange ratio by selecting, among a number of valuation methods, those deemed more appropriate to express the value of the entities involved in the merger, considering the activities carried out by the absorbing company and by the company to be absorbed.

In addition, as suggested by corporate doctrine and professional practice, the Directors compared the values attributed to the companies participating in the merger process under the assumption that they will continue as a going concern. These values cannot be considered representative of a valuation in absolute terms of the two companies taking part in the merger, nor can they be compared with any acquisition or sale prices (which normally reflect majority premiums or minority discounts).

The Directors of Telecom Italia, supported by their Advisors, selected the valuation methods and principles to be adopted taking into account:

•	the specific objectives attributed to the valuations with reference to the underlying transaction;

•	the nature of the activities carried out by each company taking part in the merger.

In connection with the first aspect, in the selection of the valuation principles the Directors referred to the purpose of the valuation and to the relevant factors that make it possible to estimate the value of the entities concerned. As the objective is to express comparable values in order to determine the exchange ratio, the Directors adopted valuation methods based on similar criteria for both of the companies involved in the merger. This did not necessarily mean that identical valuation methods were used for all of the businesses directly or indirectly involved in the merger, especially if operating in different sectors, but it did mean adopting the same logical approach to the valuation.

As regards this second aspect, the Directors took into consideration Telecom Italia’s various areas of operations, as well as the fact that Telecom Italia’s controlling interest in TIM is a significant portion of its total assets.

In light of the above, for the purpose of determining the values of Telecom Italia and TIM, given that both are equally important in the valuation process, the Directors used as their principal method the Discounted Cash Flow for TIM and the Sum-of-the-Parts for Telecom Italia, and Stock-Market Price as control method.

Discounted Cash Flow or “DCF” method: under this method, the economic value of an enterprise is equal to the sum of the following components:

•	operating cash flows that the company will be able to generate in the future, discounted at a rate representing the weighted average cost of capital, which represents the weighted average cost of the types of financing used (risk capital and debt capital, net of the tax effects);

•	an estimate of the net financial position and minority interests, which, in this case, were referred as of December 31, 2004.

In applying the DCF method, the Directors made reference to the above mentioned preliminary economic and financial forecast 2005-2007.

Sum-of-the Parts method: under this method, the value of a company is determined as the sum of the values of each of its businesses (understood as economic entities which can be individually evaluated), adjusted to take into account the financial position of the company, minority interests and, where significant, other effects such as those relating to any off-balance sheet items and potential tax benefits.

Under this method, the main businesses (Telecom Italia and TIM) valuation was based on the to the Discounted Cash Flow method. In particular, TIM was valued based on the range of values identified by using this method. The other activities were valued using the market price method, the market multiples method, the financial statement values method, the discounted cash flow method and/or the values published in analysts’ research reports on such companies, where available.

In order to test the accuracy of the exchange ratio obtained in this way, the Directors made a further test using the stock market price method.

Stock-Market price method: when the companies involved in the merger have shares listed on regulated markets, doctrine and professional practice suggest to consider the results deriving from the stock prices of the respective shares, averaged over an adequate period of time. In this case, the Directors deemed the stock prices particularly significant and, on the basis of the stock-market prices at December 3, 2004 (last date of stock trading prior to the announcement of the transaction by the Boards of Directors), they note that both companies show high levels of volumes exchanged, high capitalization and a high liquidity of their respective shares.

4.1.1 Sum-of-the-Parts method – Telecom Italia

According to the Sum-of-the-Parts method, the value of Telecom Italia is determined as the sum of the values of the individual businesses of the company, considered as an economic entity which can be individually evaluated. Taking into account the complexity of the company’s structure and the various areas of operations of the Telecom Italia Group, the core businesses (Telecom Italia and TIM) were evaluated on the basis of the Discounted Cash Flow method. The other activities were valued either at book or market value, and/or at the values published in analysts’ research reports on such companies, where available.

This sum, for each of the companies taking part in the merger, has been suitably adjusted to reflect the estimated financial position as of December 31, 2004, adjusted to take into account the proportional net debt and minority interests and, where significant, other effects such as those relating to any off-balance sheet items and potential tax benefits.

For Telecom Italia, the Directors have also taken into consideration the pro-forma effect of converting the convertible bonds in accordance with the fully-diluted method, which assumes their conversion into ordinary shares.

4.1.2 Discounted Cash Flow – TIM

The DCF method has been applied by determining the present value of operating cash flows, gross of any component of a financial nature (“Free Cash Flows” or “FCF”). Under this method, the economic value of an enterprise is equal to the sum of the following components:

•	operating cash flows that the company will be able to generate in the future, discounted at a rate representing its weighted average cost of capital;

•	an estimate of the net financial position and minority interests, which, in this case, were as of December 31, 2004.

In applying the DCF method, the Directors made reference to the operating cash flows connected to the main activities, as shown in the economic and financial forecasts.

To this final figure was then added an estimate of the net financial position as of December 31, 2004. The Directors also took into account minority interests, the effects of the planned disposal of Corporacion Digitel

(Venezuela), certain tax benefits and the possible exercise of financial instruments giving rise to the subscription of TIM shares (i.e. stock options) exclusively to the extent that their exercise was reasonably based on the economic and financial benefits.

4.1.3 Stock-Market price method – Telecom Italia / TIM

The exchange ratios resulting from application of the above methods were then tested by the Directors by using the stock-market price method. The stock-market price method estimates the value of a company’s equity on the basis of stock-market prices measured over a significant period of time, ending up on a date close to the one of the valuation.

In order to mitigate short-term fluctuations that typically characterize financial markets, the Directors extended their analysis of stock-market prices to the average prices expressed by the market over sufficiently long periods of time.

Since both Telecom Italia and TIM are listed on the Mercato Telematico Italiano (MTA) operated by Borsa Italiana Spa and are two of the largest Italian companies in terms of market capitalization, the Directors felt that the market prices of their stock constituted a reliable benchmark.

5. Valuation problems encountered by the Directors

Telecom Italia’s Board of Directors did not encounter any particular difficulties in carrying out the valuations for the purposes of calculating the exchange ratio.

6. Results of the valuation performed by the Directors

6.1. Telecom Italia

As regards the Sum-of-the Parts method, Telecom Italia’s Directors, with the help of their Advisors, identified the following per-share values for the ordinary shares prior to the dividend distribution expected to take place in April 2005, and therefore before the completion of the merger:

	Minimum	Mean	Maximum
Value per Telecom Italia ordinary share (€)	2.99	3.22	3.44

As regards the savings shares, the Directors calculated the following values, considering the average market discounts for the last month, three months and six months prior to December 3, 2004, as well as the discount on the last day that Telecom Italia and TIM shares were priced by the market before the merger was announced (on December 3, 2004), which gave a discount of between 26 and 27%.

	Minimum	Mean	Maximum
Value per Telecom Italia savings share (€)	2.21	2.37	2.52

As regards the corresponding values of the Telecom Italian shares, adjusted for the effect of the dividend distribution expected to take place in April 2005, the result is:

	Minimum	Mean	Maximum
Value per Telecom Italia ordinary share (€)	2.89	3.12	3.34
Value per Telecom Italia savings share (€)	2.09	2.25	2.41

6.2. TIM

As regards the Discounted Cash Flow method and using also as a test method the multiples of comparable operations and the values identified by research analysts, where available, and taking account of the estimated net financial position as of December 31, 2004 and of minority interests, as well as the effects of the planned disposal of Corporacion Digitel (Venezuela) and certain tax benefits, the Directors identified the following values, prior to the dividend distribution expected to take place in April 2005:

	Minimum	Mean	Maximum
Value per TIM ordinary share (€)	5.32	5.58	5.84

As regards the savings shares, the Directors calculated the following values, considering the average market discounts for the last month, three months and six months prior to December 3, 2004, as well as the discount on the last day that Telecom Italia and TIM shares were priced by the market before the merger was announced (on December 3, 2004), which gave a discount of around zero.

	Minimum	Mean	Maximum
Value for each TIM savings share (€)	5.31	5.58	5.84

As regards the corresponding values of the TIM shares, adjusted for the effect of the dividend distribution expected to take place in April 2005, the result is:

	Minimum	Mean	Maximum
Value per TIM ordinary share (€)	5.07	5.33	5.58
Value per TIM savings share (€)	5.05	5.31	5.57

6.3. Calculation of the exchange ratio

Based on the valuations carried out with the help of their respective Advisors, the Directors defined the values of the companies taking part in the merger for the purpose of calculating the exchange ratio.

	Minimum	Mean	Maximum
Telecom Italia ordinary shares for each TIM ordinary share	1.67	1.71	1.75
Telecom Italia savings shares for each TIM savings share	2.31	2.36	2.42

Based on these valuation methods and a comparison between the various valuations carried out, the Boards of Directors of Telecom Italia and TIM obtained the following exchange ratio:

•	1.73 Telecom Italia ordinary shares of par value Euro 0.55 each per TIM ordinary share of par value Euro 0.06 each;

•	2.36 Telecom Italia savings shares of par value Euro 0.55 each per TIM savings share of par value Euro 0.06 each;

6.4. Stock-Market price method, used as a test method

In order to test the accuracy of the exchange ratio obtained in the manner described above, the Board of Directors made a further test using the method based on stock-market prices.

This method was applied taking account of the mean exchange ratios (Telecom Italia ordinary shares per TIM ordinary share and Telecom Italia savings shares per TIM savings share) expressed by the market during different time periods prior to the day that Borsa Italiana S.p.A. suspended trading in Telecom Italia and TIM shares as the Merger was about to be announced (based on closing prices on December 3, 2004; the mean based on closing prices for the previous 1, 3, 6 and 12 months), adjusted for the dividend distribution planned by Telecom Italia and TIM for April 2005, prior to the Merger.

On the other hand, the Directors did not take account of the market prices of TIM and Telecom Italia’s stock after the Merger was announced, as these prices were not deemed to be relevant, being influenced by the announcement.

The following table shows the mean exchange ratios obtained by the Directors in the various time periods mentioned above.

	12/3/04	1 month	3 months	6 months	12 months	12 months*
Telecom Italia ordinary shares per TIM ordinary share	1.72	1.69	1.71	1.74	1.75	1.74
Telecom Italia savings shares per TIM savings share	2.47	2.41	2.36	2.39	2.44	2.45

*	Mean exchange ratios calculated by adjusting closing prices prior to May 24, 2004 for the distribution of dividends paid out on that date.

The next table shows the minimum, mean and maximum exchange ratios (number of Telecom Italia ordinary shares per TIM ordinary share and the number of Telecom Italia savings share per TIM savings share) expressed by the stock market during the periods under consideration.

	Minimum	Mean	Maximum
Telecom Italia ordinary shares per TIM ordinary share	1.69	1.72	1.75
Telecom Italia savings share per TIM savings share	2.36	2.42	2.47

The Directors were reassured by the fact that these values are in line with the exchange ratios based on the fundamentals as shown in the previous paragraph.

6.5. Procedures for assigning the shares and carrying out the share exchange

Telecom Italia will increase its share capital by up to a maximum par value of €1,420,690,865.55 by issuing up to maximum 2,291,344,587 ordinary shares and up to maximum 291,729,714 savings shares in accordance with the above exchange ratio, without taking into consideration the TIM ordinary and savings shares held by Telecom Italia and the TIM shares held by TIM itself, which will be cancelled without receiving any Telecom Italia shares in exchange.

The Directors have foreseen that:

•	the newly issued shares earmarked for the exchange will be assigned to the persons entitled to such shares, through their authorized intermediaries who are participants of the Monte Titoli S.p.A. central securities depository, at the effective date of the Merger;

•	non-dematerialized TIM shares may only be exchanged upon delivery of such shares to an authorized intermediary for deposit with the central securities depository on a dematerialized basis;

•	as part of the procedure for the assignment of Telecom Italia shares, the authorized intermediaries will provide TIM minority shareholders with a service to handle any fractions of shares, at market price and at no cost in terms of expenses, stamp duty or commissions, that will permit the number of newly-issued shares to which the shareholders are entitled on the basis of the exchange ratios to be rounded up or down to the nearest whole number.

7. Work performed

7.1. Work performed on the “documentation utilized” as mentioned at point 3.

The valuation methods used by the Directors, also based on the indications given by their Advisors, take as a basis of reference in accordance with Article 2501 – quater of the Italian Civil Code, the Company’s Balance Sheet as of September 30, 2004. We have carried out a limited audit to identify the accounting principles used in preparing this Balance Sheet and any significant changes that have taken place since the half-year reports of Telecom Italia and TIM as of June 30, 2004, which were subjected to limited audits by Reconta Ernst & Young. Note that the statutory and consolidated financial statements of TIM and Telecom Italia as of December 31, 2003 were audited by Reconta Ernst & Young S.p.A.

We have also performed the following procedures:

•	we have met with the Telecom Italia and TIM management to obtain information on the subsequent events with respect to the financial statements mentioned above that could have a significant effect on the amounts being examined here;

•	with respect to the above mentioned preliminary economic and financial forecast 2005-2007 of the Telecom Italia Group, while considering the inherent uncertainty and limits of any type of forecast, we have discussed with the management of Telecom Italia and TIM the main characteristics of the forecasting process and the criteria used for their compilation.

The above activities have been performed to the extent necessary for the purpose of our engagement, indicated in paragraph 1 above.

7.2. Work done on the methods used to determine the exchange ratio

We have examined the methods followed by the Directors, also based on the indications given by their Advisors, for the determination of the relative value of the Companies and, thus, of the Exchange Ratio, ascertaining their technical suitability under the circumstances.

We have also performed the following procedures:

•	analysis of the Directors’ report relating to the proposed merger and of the Advisors reports to verify the completeness and consistency of the processes followed by the Directors in the determination of the exchange ratio, as well as the homogeneity in the application of the valuation methods;

•	sensitivity analyses on the valuation methods used to verify to what extent the exchange ratio would be affected by changes in significant assumptions and parameters applied in the Advisors’ reports;

•	verification of the consistency of data utilized, with respect to the reference sources and with the “Documentation utilized”, described in paragraph 3 above;

•	verification of the mathematical correctness of the computation of the exchange ratio, by applying the valuation methods adopted by the Directors, also based on the indications given by their Advisors;

•	meetings with the Advisors of Telecom Italia, to discuss the activities performed, the problems encountered and the solutions adopted.

We have also obtained representation that, with reference to each single business unit considered on a stand alone basis, to Telecom Italia management’s best knowledge, no changes in the data and information considered in our analyses have taken place in the meantime.

8. Comments on the suitability of the methods used and the accuracy of the estimates

With reference to this engagement, we believe it is worth noting that the principal purpose of the decision-making process used by the Directors was to make an estimate of the relative values of the Companies involved in the merger, by applying homogeneous criteria, in order to obtain the exchange ratio. In fact, the main objective of valuations for mergers is to identify comparable values in order to determine the exchange ratio, rather than to determine absolute values for the Companies concerned. As such, valuations for merger transactions have a meaning solely in respect of their relative profile and cannot be regarded as estimates of the absolute values of the Companies involved, for transactions different from the merger and for which they were not made.

In connection with the valuation methods adopted, we note that:

•	they are widely used in Italian and international practice, they have solid doctrinal bases and are based on parameters determined according to a generally accepted methodology;

•	they appear adequate in the circumstances, in light of the characteristics of the companies involved in the merger;

•	in conformity with the valuation context required for a merger, the methods have been developed on a stand-alone basis;

•	the approach adopted by the Directors complies with the requirement to use homogeneous valuation methods, thereby achieving comparable values;

•	the use of a principal and a control method has, in any case, made it possible to enlarge the valuation process and test the results obtained.

We have the following comments on the ways in which the Directors developed the valuation methods:

•	the Sum-of-the Parts method is generally applied in professional practice to value complex enterprises made up of various areas of business. In this specific case, using the DCF method made it possible to appreciate the operational characteristics of the Companies taking part in the Merger.

•	choosing the DCF method for the main business areas of TIM is justified by the activity carried on, for which both the balance sheet and the economic and financial aspects are significant elements for the valuation process;

•	the Stock-Market Price method, adopted by the Directors for control purposes, is particularly suitable in the case of companies with a high market capitalization, a large and widespread float, and high trading volumes. Lastly, the results obtained are supported by analysts’ consensus in the three months preceding the announcement of the transaction;

•	the method of calculating the exchange ratio for the TIM savings shares involved in the merger is appropriate under the circumstances and in any case objective, also considering the limits of the empirical approach used.

9. Specific limitations encountered by the auditors in carrying out the engagement

During our engagement, we did not encounter any limitations or difficulties worthy of mention in this section of the report.

10. Conclusion

Based on the documentation examined and the procedures described above, and considering the nature and extent of our work as explained in this report, we are of the opinion that the valuation methods used by the Directors, also based on indications from their Advisors, are reasonable and not arbitrary under the circumstances, and that they have been correctly applied in calculating the following exchange ratio contained in the merger plan, namely:

•	1.73 Telecom Italia ordinary shares with a par value of €0.55 per share for each TIM ordinary share with a par value of €0.06

•	2.36 Telecom Italia savings shares with a par value of €0.55 per share for each TIM savings share with a par value of €0.06

Milan, February 28, 2005

Mazars & Guérard S.p.A.

signed Riccardo Vogliotti	signed Vincenzo Miceli
Partner	Partner